                                                                      Exhibit 16


                              [ANDERSEN LETTERHEAD]


June 28, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the four paragraphs of Item 4 included in the Form 8-K dated July 1, 2002 of Hemet Bancorp to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP

/s/ Arthur Andersen LLP

Copy to: Mr. James B. Jaqua, Hemet Bancorp